Item 2

FOR IMMEDIATE RELEASE
Results for the quarter ended September 30, 2009 under Consolidated Indian GAAP
Wipro Records 19% YoY and 14% Sequential Growth in Profit After Tax;
Bangalore, October 27, 2009 —Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended September 30, 2009.
Highlights of the Results
•	Wipro Limited Revenue grew by 6% YoY to Rs. 69.17 billion (Rs. 6,917 Crores); Profit After Tax (PAT) grew by 19% YoY to Rs. 11.62 billion (Rs. 1,162 Crores).

•	IT Services Revenue at $1,065.2 million, a sequential growth of 3.2% and YoY decline of 4%.

•	IT Services Revenue in constant currency was $1,052.5 million, a sequential growth of 1.9%. On a constant currency basis, YoY decline was 1.6%.

•	In Rupee terms, Revenue for IT Services stood at Rs. 49.96 billion (Rs. 4,996 Crores), a YoY growth of 5% and sequential growth of 3.5%.

•	Profit Before Interest & Tax (PBIT) for IT Services segment was Rs. 11.87 billion (Rs. 1,187 Crores), a growth of 19% YoY.

•	IT Services business added 37 new clients during the quarter.

•	IT Products business recorded 18% YoY growth in Revenues and 39% YoY growth in PBIT.

•	Wipro Consumer Care and Lighting business Revenue grew 11% YoY and PBIT grew 13% YoY.
Performance for the quarter ended September 30, 2009 and Outlook for quarter ending December 31, 2009
Azim Premji Chairman of Wipro, commenting on the results said —
“We see more stability in volumes and pricing as well as an improving demand environment. Our broad portfolio of services and strong delivery excellence continues to position us as a partner of choice with customers, as they focus on capital conservation and cost transformation. Looking ahead for the quarter ending December 31, 2009, we expect revenues from our IT Services business to be in the range of $1,092 million to $1,113 million*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said —
“Our unwavering commitment to operational improvements continues to pay dividend, resulting in double-digit sequential growth in Profit After Tax. Margins for the IT Services business stood at 23.8%, an expansion of 143 bps sequentially and 279 bps YoY.”

*	Guidance is based on constant currency exchange rates, GBP/USD at 1.64, Euro/USD at 1.44, USD/INR at 48.33

Wipro Limited
Revenues for the quarter ended September 30, 2009, were Rs. 69.17 billion, a growth of 6% YoY. PAT for the quarter was Rs. 11.62 billion, a growth of 19% YoY.
IT Services
IT Services business reported Revenues of Rs. 49.96 billion for the quarter ended September 30, 2009, a growth of 5% YoY and PBIT of Rs. 11.87 billion, a growth of 19% YoY. Operating Income to Revenue for the quarter was 23.8%.
We had 97,891 employees as of September 30, 2009.
IT Services business accounted for 72% of the Revenue and 91% of the PBIT for the quarter ended September 30, 2009.
Wipro’s IT business had some significant wins this quarter:
Wipro has entered into a multi-year agreement with a leading global pharmaceutical company. Wipro will provide end-to-end infrastructure management (IM) including end-user computing services, networks and security services, data center services, asset management and service desk support. The provision of global support will span across North America, Latin America, East and West Europe and Asia covering 38 countries and 110 locations.
Wipro has entered into a multi-year contract with an iconic beverage company based in Australia for managing, supporting and provisioning the customer’s IT infrastructure, data centers, providing Disaster Recovery Services and support of different business applications across Australia, US and Europe. Wipro will use its delivery centers across the globe for rendering these services.
Wipro Technologies has entered into a 5 year agreement with BP to provide IT Applications Development and Maintenance (ADAM) services for BP’s Fuels Value Chain and Corporate businesses globally. BP has undertaken a programme to consolidate its IT ADAM vendors and Wipro has been selected as a strategic partner after a rigorous selection procedure which assessed the IT major on its IT capabilities, domain knowledge of the Oil and Gas sector and proven past record of operational transformation for customers.
Wipro will take over the global responsibility for providing Nokia Siemens Networks with application management services for SAP, delivery, marketing and sales, and product data management applications. In addition, over 50 employees are planned to transfer to Wipro.
The India & Middle East geography saw some marquee wins and multi-year deals being signed in this quarter. Wipro and Lavasa entered into a partnership for planning, implementing and managing Information & Communication Technology services across Lavasa city. The strategic partnership is intended to focus on providing integrated and effective solutions for enhancing IT operations within the Hill city.
Wipro entered into a 10 year Total Outsourcing agreement with Delhi International Airport Limited (DIAL) to provide world class IT Infrastructure and Services for Indira Gandhi International Airport (IGIA), New Delhi. The total outsourcing engagement will deliver business IT alignment for DIAL by combining leading airport solutions with Wipro’s strong practices of governance, process excellence and integrated service delivery. Wipro is responsible for complete IT management in Terminal 3 of IGIA and will deliver seamless and highly available Airport IT operations.

Analyst References
Wipro was rated ‘Positive’ in the Market Scope for SOA Consulting and System Integration services, North America in the recently published report by Gartner Inc. (July 31, 2009). This Market Scope assessed 13 consulting and system integration service providers on their service-oriented architecture capabilities in North America. Evaluation criteria include customer experience, market understanding, product/services, market presence and innovation.
Awards and Recognition
Wipro was a winner in the 2009 ASTD (American Society of Training and Development) BEST Awards Competition. Wipro has the unique distinction of having won this award for a sixth year in succession. For this achievement, Wipro has been honoured with an exclusive recognition in a logo which says “ASTD Best Award Winner, 2004-2009”
Wipro figured in the joint second position in the list of Top 5 Green Electronics Brand as per the latest edition of the Greenpeace Guide to Greener Electronics, because of our strong focus on e-waste management and climate control.
Wipro’s website was awarded the WebAward “For Outstanding Achievement in Web Development” under the category — Consulting Standard of Excellence by Web Marketing Association.
Wipro won the 2009 Asian MAKE awards. The panel recognized Wipro Technologies for enterprise knowledge sharing and collaboration. Wipro Technologies is a seven-time Asian MAKE Winner.
Reinforcing its position as the largest third party R&D services provider in the world, Wipro was named the No.1 service provider in a comprehensive ranking titled “Global R&D Service Providers’ Rating”, by Zinnov Management Consulting Pvt. Ltd, a leading management consulting firm.
Wipro was also rated for the first time by Standard & Poor’s Rating Services. S&P has assigned Wipro an investment grade rating of “BBB” with a stable outlook, which is higher than India’s sovereign rating. This rating was announced by S&P in a press release dated Oct 26, 2009. S&P on assigning the rating cited Wipro’s modest financial risk profile, superior cost efficiency, and business and customer diversity in its IT business as its key strengths.
Innovation
Taking its innovation agenda forward, Wipro partnered with Knowledge@Wharton to launch a Global Innovation Tournament. The objective of this unique tournament is to select the best and the most innovative technology-based tools that have the ability to help companies gain a competitive advantage by increasing revenues, cutting costs and improving customer experience.
IT Products
For the quarter ended September 30, 2009, IT Products business recorded Revenues of Rs. 11.83 billion, representing a growth of 18% YoY. PBIT grew by 39% YoY to Rs. 597 million. Operating Income to Revenue for the quarter was 5.0%.
IT Products business accounted for 17% of the Revenue and 5% of the PBIT for the quarter ended September 30, 2009.
Consumer Care & Lighting
For the quarter ended September 30, 2009, our Consumer Care and Lighting business recorded Revenues of Rs. 5.87 billion, a growth of 11% YoY and PBIT of Rs. 725 million, a growth of 13% YoY. PBIT to Revenue was 12.4% for the quarter.

Consumer Care & Lighting business accounted for 8% of the Revenue and 6% of the PBIT for the quarter ended September 30, 2009.
Wipro GE HealthCare
Wipro GE Healthcare, the joint venture between Wipro Ltd. and GE Healthcare, integrated several existing stand-alone business units and manufacturing plants of GE Healthcare in India under the Wipro GE Healthcare entity. This strategic move will lead to more effective management and resource utilization and help accelerate growth for GE Healthcare, the US$17 billion healthcare business of General Electric Company through Wipro GE Healthcare’s large distribution network. With the growing demand for health care in India and South Asia, this move will define the next stage of market leadership for the entity.
Wipro Limited
For the quarter ended September 30, 2009, the Return on Capital Employed in IT Services and Products business was 46% and Consumer Care & Lighting business was 16%. At the Company level, the Return on Capital Employed was 26%, lower due to inclusion of cash and cash equivalents of Rs. 73.8 billion in Capital Employed (36% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with IFRS for the quarter ended September 30, 2009 was Rs. 11.7 billion. The net difference between Profits computed in accordance with Indian GAAP and IFRS is primarily due to different Revenue recognition standards, amortization of intangible assets, and expensing of stock options.
For Wipro Limited, Non-GAAP adjusted Profit after Tax under IFRS for the quarter ended September 30, 2009 was Rs. 11.6 billion. The net difference between Profits computed in accordance with Indian GAAP and IFRS Non-GAAP adjusted is primarily due to different Revenue recognition standards and amortization of intangible assets.
IT Services segment’s Revenues were Rs. 49.98 billion for the quarter ended September 30, 2009, under IFRS. The difference of Rs. 24 million is primarily attributable to difference in accounting standards under Indian GAAP and IFRS.
Quarterly Conference call
We will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
Wipro also has a strong presence in niche market segments of Infrastructure Engineering, and Consumer Products & Lighting.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

IFRS GAAP financials on website
Condensed financial statements of Wipro Limited computed under the IFRS GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press

Rajendra Kumar Shreemal	Radha Radhakrishnan
Vice President	Senior Manager
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	radha.rk@wipro.com
Forward-Looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2009
Rs. in Million

							Year ended
	Quarter ended September 30,			Six months ended September 30,			March 31,
			Variance			Variance
Particulars	2009	2008	(%)	2009	2008	(%)	2009
Revenues
IT Services	49,957	47,500	5%	98,205	91,545	7%	191,661
IT Products	11,834	10,023	18%	19,436	17,486	11%	34,552
Consumer Care and Lighting	5,866	5,269	11%	11,329	10,396	9%	20,830
Others	1,584	2,470		3,062	5,756		9,144
Eliminations	(69)	(189)		(121)	(443)		(745)

TOTAL	69,172	65,073	6%	131,911	124,740	6%	255,442

Profit before interest and tax — PBIT
IT Services	11,871	9,959	19%	22,647	19,144	18%	40,323
IT Products	597	429	39%	912	677	35%	1,481
Consumer Care and Lighting	725	643	13%	1,512	1,252	21%	2,548
Others	(166)	25		(449)	206		(348)

TOTAL	13,027	11,056	18%	24,622	21,279	16%	44,004
Interest and Other Income, Net	612	301		1,000	585		1,192

Profit before tax	13,639	11,357	20%	25,622	21,864	17%	45,196
Income Tax expense including Fringe Benefit Tax	(2,085)	(1,659)		(3,948)	(3,185)		(6,460)

Profit before share in earnings of associates and minority interest	11,554	9,698	19%	21,674	18,679	16%	38,736
Share in earnings of associates	121	106		206	213		362
Minority interest	(58)	(22)		(107)	(34)		(99)

PROFIT AFTER TAX	11,617	9,782	19%	21,773	18,858	15%	38,999

Operating Margin
IT Services	23.8%	21.0%		23.1%	20.9%		21.0%
IT Products	5.0%	4.3%		4.7%	3.9%		4.3%
Consumer Care and Lighting	12.4%	12.2%		13.3%	12.0%		12.2%

TOTAL	18.8%	17.0%		18.7%	17.1%		17.2%

CAPITAL EMPLOYED AS AT PERIOD END
IT Services and Products	109,643	94,830		109,643	94,830		115,686
Consumer Care and Lighting	17,727	18,942		17,727	18,942		18,689
Others	80,190	66,457		80,190	66,457		59,053

TOTAL	207,560	180,229		207,560	180,229		193,428

CAPITAL EMPLOYED COMPOSITION AS AT PERIOD END
IT Services and Products	53%	53%		53%	53%		60%
Consumer Care and Lighting	8%	11%		8%	11%		10%
Others	39%	36%		39%	36%		30%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED DURING THE PERIOD
IT Services and Products	46%	45%		42%	42%		40%
Consumer Care and Lighting	16%	14%		17%	14%		14%

TOTAL	26%	25%		25%	25%		25%

Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	In certain total outsourcing contracts of IT services segment, the company delivers hardware, software and other related deliverables. Revenue relating to these items arereported in the IT products segment.

c)	Segment revenue includes the following exchange differences, which are reflected under other income in the financial statements.
(Rs in Million)

	Quarter ended		Six months ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2009	2008	2009	2008	2009

IT Services	133	(147)	(1,149)	(818)	(1,308)
IT Products	(8)	(122)	(124)	(134)	(229)
Consumer Care & Lighting	4	1	(5)	(7)	(54)
Others	111	(13)	112	(19)	38

	240	(281)	(1,166)	(978)	(1,553)

d)	Segment wise depreciation is as follows:
(Rs in Million)

	Quarter ended		Six months ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2009	2008	2009	2008	2009

IT Services	1,790	1,444	3,351	2,807	6,067
IT Products	44	46	90	89	88
Consumer Care & Lighting	117	96	239	192	420
Others	65	75	134	151	289

	2,016	1,661	3,814	3,239	6,864

e)	Segment PBIT includes Rs 231 Million and Rs. 384 Million (quarter and six months ended September 30, 2008: Rs 124 Million and Rs. 266 Million respectively, March 31, 2009: Rs 581 million) for the quarter and six months ended September 30, 2009, respectively of certain operating other income which is reflected in other income in the Financial Statements.

f)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows:
(Rs in Million)

	As of		Year ended
	September 30,		March 31,
Particulars	2009	2008	2009

IT Services and Products	51,793	56,227	58,918
Consumer Care & Lighting	4,777	4,015	4,026
Others	18,412	17,422	22,494

	74,982	77,664	85,438

g)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs in Million)

	Quarter ended				Six months ended				As of
	September 30,				September 30,				March 31,
Particulars	2009	%	2008	%	2009	%	2008	%	2009	%

India	17,023	25	15,354	24	29,943	23	27,912	23	54,608	21
United States of America	30,175	44	28,112	43	59,311	45	54,300	44	115,105	45
Europe	13,765	20	14,638	22	27,035	20	29,111	23	57,109	22
Rest of the world	8,209	11	6,969	11	15,622	12	13,417	10	28,620	12

	69,172	100	65,073	100	131,911	100	124,740	100	255,442	100

h)	The Company offers extended collection terms in certain large total outsourcing contracts. The extended collection terms in such outsourcing contracts relate to IT hardware, software and certain transformation services. Corporate Treasury provides internal financing to the business units offering extended collection terms and accordingly such receivables are reflected in Capital Employed of Others segment. As of September 30, 2009, Capital Employed of Others includes Rs. 5,323 million (September 30, 2008: Rs. 2,273 million, March 31, 2009: Rs. 4,311 million) of such receivables on extended collection terms.

i)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.